FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

3Q13 Earnings Release

São Paulo, Brazil, October 16, 2013 -  GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo [BM&FBOVESPA: VVAR3] announce their results for the third quarter of 2013 (3Q13). The results are presented in the segments as follows: GPA Food, formed by supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties, gas stations and drugstores; and GPA Consolidated, formed by GPA Food and Viavarejo (Casas Bahia and Pontofrio bricks and mortar stores) and Nova Pontocom's e-commerce operations (e-commerce operations of Pontofrio.com.br, Extra.com.br, Casasbahia.com.br, Barateiro.com, PartiuViagens.com.br, and Atacado Pontofrio). Further information on the results of the subsidiary Via Varejo S.A. can be found in its respective earnings release disclosed on this date.

GPA Consolidated
Strong gross revenue growth of 15.0%, with acceleration compared to the 1st half 2013 Net income increase of 69.8%, totaling R$ 357 million

  Gross revenue reached R$15.720 billion. Growth in the same-store concept was 10.8%, with 7.9% growth in the food category and 13.1% growth in the non-food category;
  EBITDA of R$1.036 billion, with EBITDA margin of 7.4%, 90 basis points higher than in 3Q12.
  Selling, general and administrative expenses as a percentage of net revenue decreased from 19.8% in 3Q12 to 19.2% in 3Q13;
  Net income totaled R$357 million, up 69.8%. Net margin increased from 1.7% in 3Q12 to 2.5% in 3Q13.

GPA Food

EBITDA grew 14.1% for margin of 7.1%

▪ Gross revenue of R$8.448 billion, up 12.9%. Growth in the same-store concept was 7.1%;

▪ EBITDA of R$546 million, with margin of 7.1%, the same level as in 3Q12, despite the increase in the share of Assaí in gross sales (from 16.9% in 3Q12 to 20.6% in 3Q13);

▪ Selling, general and administrative expenses as a percentage of net revenue decreased from 18.6% in 3Q12 to 17.4% in 3Q13.

	GPA Consolidated						GPA Food (ex. real estate projects)			Viavarejo
(R$ million)(1)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ

Gross Revenue	15,720	13,666	15.0%	45,624	40,837	11.7%	8,448	7,484	12.9%	7,272	6,182	17.6%
Net Revenue	14,077	12,155	15.8%	40,843	36,340	12.4%	7,744	6,761	14.5%	6,333	5,394	17.4%
Gross Profit	3,721	3,191	16.6%	10,805	9,664	11.8%	1,890	1,744	8.3%	1,832	1,446	26.6%
Gross Margin	26.4%	26.3%	10bps	26.5%	26.6	10bps	24.4%	25.8%	140bps	28.9%	26.8%	210bps
EBITDA	1,036	795	30.4%	2,507	2,371	5.7%	546	479	14.1%	490	316	55.2%
EBITDA Margin (2)	7.4%	6.5%	90bps	6.1%	6.5	40bps	7.1%	7.1%	0bps	7.7%	5.9%	180bps
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(866)	(892)	3.0%	(132)	(122)	8.2%	(179)	(155)	15.5%
% of Net Revenue	2.2%	2.2%	0bps	2.1%	2.5	40bps	1.7%	.8%	10bps	2.8%	2.9%	10bps
Company's Net Profit	357	210	69.8%	709	617	14.8%	176	136	29.0%	181	68	165.9%
Net Margin	2.5%	1.7%	80bps	1.7%	1.7	0bps	2.3%	2.0%	30bps	2.9%	1.3%	160bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue. (2) Earnings before interest, taxes, depreciation and amortization.

For better comparability of results, the tables and comments related to 9M12 results do not include the results of the real estate projects implemented by the Company in partnership with construction companies, which generated non-recurring revenue of R$98 million in 2Q12.

Sales Performance

	Gross Revenue						Net Revenue
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	9M13	9M12	Δ
GPA Consolidated (ex real estate projects )	15,720	13,666	15.0%	45,624	40,739	12.0%	14,077	12,155	15.8%	40,843	36,242	12.7
GPA Food (ex real estate projects)	8,448	7,484	12.9%	24,581	22,193	10.8%	7,744	6,761	14.5%	22,448	20,039	12.0%
Retail	6,711	6,219	7.9%	19,858	18,656	6.4%	6,147	5,606	9.6%	18,112	16,807	7.8%
Cash and Carry	1,738	1,265	37.4%	4,723	3,538	33.5%	1,598	1,155	38.4%	4,336	3,232	34.1%
Viavarejo	7,272	6,182	17.6%	21,043	18,546	13.5%	6,333	5,394	17.4%	18,395	16,203	13.5%
Bricks and mortar	6,062	5,341	13.5%	17,820	15,974	11.6%	5,258	4,630	13.6%	15,513	13,862	11.9%
Nova Pontocom	1,210	841	43.9%	3,224	2,572	25.3%	1,075	764	40.7%	2,882	2,341	23.1%
Real Estate Projects	-	-	-	-	98	-	-	-	-	-	98	-

Gross 'Same Store' Sales
	3Q13	9M13
GPA Consolidated	10.8%	8.3%
By category
Food	7.9%	7.4%
Non food	13.1%	8.9%
By bussiness
GPA Food	7.1%	5.7%
Viavarejo(1)	15.4%	11.3%
(1) Includes total sales of Nova Pontocom.

Consolidated gross revenue was R$15.720 billion, up 15.0%, driven by the opening of 132 stores in the last 12 months, 20 of them in the last quarter, as well as by the 10.8% growth in same-store sales, as detailed below:

✓Food Category: growth of 7.9%, driven mainly by perishables: meat, fruits, legumes and vegetables. This growth, which surpassed the IPCA inflation index in 200 basis points, represents an upturn on the 1st half of the year.

✓Non-food: growth of 13.1%, driven by sales of technology products: cell phones, tablets and TV sets, with growth across all formats operated by the Group. Specialty stores (Pontofrio and Casas Bahia) and e-commerce accelerated the pace of sales in comparison with previous periods, while Hypermarkets continued to register the sales recovery in this category.

In the last 9 months, gross sales increased 12.0% compared to the same period last year, to R$45.624 billion. Growth in the same-store basis was 8.3%.

GPA Food Highlights

Gross revenue reached R$8.448 billion, up 12.9%, driven by the performance of the Assaí banner, which continued to post double-digit growth (37.4%). On a same-store basis, growth was 7.1%. A total of 15 stores were delivered in the period, of which 12 Minimercado, two Assaí and one Pão de Açúcar.

Assaí’s focus in the 2nd half of the year has been on expanding in states where it is already present. Over the last nine months, a total of eight stores were opened, five of them in new states, whose sales exceeded our expectations. At least five stores should be delivered by the year-end.

The Company has been investing in price competitiveness to increase store traffic and gain market share in the retail segment. The strategy should last through the coming periods. The non-food category in the Hypermarket format continued the sales recovery trend, driven by the successful marketing campaigns in the electronics category.

Viavarejo Highlights

Gross revenue totaled R$7.272 billion, increasing by 17.6% over 3Q12. Sales growth accelerated during one more quarter across all businesses: brick-and-mortar stores and e-commerce, with a gain in market share during the period. Five new stores were opened. Same-store sales growth reached 15.4%. Additionally, 31 new stores were opened in the last 12 months.

Brick and mortar stores posted same-store sales growth of 10.8%, driven mainly by technology products, especially cell phones, tablets and TV sets.

Nova Pontocom posted gross revenue growth of 43.9%, mainly due to higher customer traffic, better conversion rate and Father's Day strong sales, celebrated in August. The results of Nova Pontocom in 3T13 were close to the break-even point and the investments in price competitiveness were sustained by the savings generated in process review and expenses reductions.

Operating Performance

	GPA Consolidated (ex. real estate projects)
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	15,720	13,666	15.0%	45,624	40,739	12.0%
Net Revenue	14,077	12,155	15.8%	40,843	36,242	12.7%
Gross Profit	3,721	3,191	16.6%	10,805	9,566	12.9%
Gross Margin	26.4%	26.3%	10bps	26.5%	26.4%	10bps
Selling Expenses	(2,330)	(2,032)	14.7%	(6,867)	(6,130)	12.0%
General and Administrative Expenses	(375)	(370)	1.3%	(1,142)	(1,223)	-6.6%
Equity Income	16	10	60.9%	28	12	139.0%
Other Operating Revenue (Expenses)	(16)	(25)	-36.6%	(374)	(14)	-
Total Operating Expenses	(2,705)	(2,418)	11.9%	(8,355)	(7,355)	13.6%
% of Net Revenue	19.2%	19.9%	-70bps	20.5%	20.3%	20bps
Depreciation (Logistic)	21	21	-4.4%	57	62	-7.7%
EBITDA (1) (2)	1,036	795	30.4%	2,507	2,273	10.3%
EBITDA Margin	7.4%	6.5%	90bps	6.1%	6.3%	-20bps
Adjusted EBITDA (3)	1,052	820	28.3%	2,882	2,287	26.0%
Adjusted EBITDA Margin	7.5%	6.7%	80bps	7.1%	6.3%	80bps

(1)     As of 4Q12, the result of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)     As of 1Q13, the depreciation recognized as cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

(3)     As of 2Q13, the Company adjusted EBITDA by excluding the Other Operating Revenue (Expenses).

The Company’s gross margin increased 10 basis points, due to the increased margin at Viavarejo, which was practically offset by investments in price competitiveness in food retail and the opening of Assaí stores.

Selling, general and administrative expenses increased at a slower pace than revenue growth, mainly due to the simplification of processes at GPA Food and synergy gains at Viavarejo. The ratio of selling, general and administrative expenses to net revenue decreased from 19.8% in 3Q12 to 19.2% in 3Q13.

EBITDA totaled R$1.036 billion, up 30.4% over the same period last year. EBITDA margin was 7.4%, expanding by 90 basis points over 3Q12.

In 9M13, EBITDA stood at R$2.507 billion, with margin of 6.1%. Note that in 2Q13 the Company recorded other operating income and expenses of R$350 million, as mentioned in the Earnings Release. Adjusted EBITDA, excluding other operating income and expenses, came to R$2.882 billion, with margin of 7.1%.

Food Retail (Extra and Pão de Açúcar)

	Food Retail (ex. real estate projects)
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	6,711	6,219	7.9%	19,858	18,656	6.4%
Net Revenue	6,147	5,606	9.6%	18,112	16,807	7.8%
Gross Profit	1,668	1,580	5.6%	4,974	4,686	6.1%
Gross Margin	27.1%	28.2%	-110bps	27.5%	27.9%	-40bps
Selling Expenses	(995)	(939)	6.0%	(2,982)	(2,822)	5.7%
General and Administrative Expenses	(183)	(199)	-8.0%	(562)	(551)	1.9%
Equity Income	10	6	67.4%	20	8	147.1%
Other Operating Revenue (Expenses)	(18)	(22)	-21.2%	(302)	(24)	-
Total Operating Expenses	(1,185	(1,154)	2.7%	(3,826)	(3,389)	12.9%
% of Net Revenue	19.3%	20.6%	-130´bps	21.1%	20.2%	90bps
Depreciation (Logistic)	11	10	5.4%	32	30	6.6%
EBITDA	494	437	13.2%	1,179	1,327	-11.1%
EBITDA Margin	8.0%	7.8%	20bps	6.5%	7.9%	-140bps
Adjusted EBITDA	512	459	11.5%	1,481	1,351	9.6%
Adjusted EBITDA Margin	8.3%	8.2%	10bps	8.2%	8.0%	20bps

Gross margin decreased 110 basis points, backed by a similar decrease in selling, general and administrative expenses as a percentage of net revenue, from 20.3% in 3Q12 to 19.2% in 3Q13, a result of discipline in expenses control. These expenses increased at a slower pace than net revenue growth in the quarter, at 3.5% and 7.9%, respectively.

The Management reaffirms the strategy of simplifying processes and increasing operational efficiency, adopted since the beginning of the year, which have been reverted to investments in price competitiveness to increase store traffic and market share. This strategy should continue through the coming periods.

EBITDA amounted to R$494 million, for margin of 8.0%,  up 20 basis points year over year.

In 9M13, EBITDA reached R$1.179 billion, with margin of 6.5%. Adjusted EBITDA, excluding other operating income and expenses, came to R$1.481 billion, with margin of 8.2%, up 20 basis points year over 9M12..

GPA Malls added 18,500 square meters of gross leasable area (GLA) in 3T13, from the extension of existing spaces or creation of new commercial centers. Among the projects delivered in the period, highlight to the new 4,900 square meters of GLA from the 1st phase of the Company’s second neighborhood mall, reinforcing its unique positioning in this segment. Over the past nine months, a total of 32,600 square meters of GLA have been delivered. The Company expects to add at least 35,000 square meters of GLA in 2013.

Self-service Wholesale (Assaí)

			Self-service Wholesale
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	1,738	1,265	37.4%	4,723	3,538	33.5%
Net Revenue	1,598	1,155	38.4%	4,336	3,232	34.1%
Gross Profit	221	164	34.8%	597	468	27.5%
Gross Margin	13.8%	14.2%	-40bps	13.8%	14.5%	-70bps
Selling Expenses	(148)	(105)	41.1%	(407)	(309)	31.9%
General and Administrative Expenses	(21)	(16)	29.2%	(54)	(37)	45.3%
Other Operating Revenue (Expenses)	(0.3)	(0.8)	-58.6%	0.9	(0.5)	-
Total Operating Expenses	(169)	(122)	38.9%	(460)	(346)	32.9%
% of Net Revenue	10.6%	10.6%	0bps	10.6%	10.7%	-10bps
Depreciation (Logistic)	0.1	0.0	-	0.2	0.1	188.1%
EBITDA	52	42	23.3%	137	122	12.3%
EBITDA Margin	3.3%	3.7%	-40bps	3.2%	3.8	-60bps

Gross revenue increased 37.4% in the quarter, to R$1.738 billion. In the same-store basis, Assaí continued to register double-digit growth. EBITDA grew 23.3%, with EBITDA margin of 3.3% This EBITDA margin reflects the decline in gross margin and increased operating expenses, due to the opening of new stores in the period as well as pre-operating expenses of units that will be opened next quarter.

During the first half of the year, the Company focused its store openings in new states, which resulted in a natural compression of margins in the initial months of operation of the recently opened stores in such locations.

In the second half, the focus has been on expansion in states where the Company already operates, which requires fewer investments in margin and lower level of expenses in these units. Two stores were opened in 3Q13 and another five should be delivered at least, by the year-end.

In 9M13, EBITDA reached R$137 million, increasing 12.3%, with EBITDA margin of 3.2%.

Electronics and Home Appliances

(Viavarejo brick-and-mortar stores and Nova Pontocom)

	Viavarejo
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ
Gross Revenue	7,272	6,182	17.6%	21,043	18,546	13.5%
Net Revenue	6,333	5,394	17.4%	18,395	16,203	13.5%
Gross Profit	1,832	1,446	26.6%	5,235	4,412	18.7%
Gross Margin	28.9%	26.8%	210bps	28.5%	27.2%	130bps
Selling Expenses	(1,187)	(988)	20.1%	(3,478)	(3,000)	15.9%
General and Administrative Expenses	(171)	(155)	10.5%	(527)	(635)	-17.1%
Equity Income	6	4	50.3%	8	4	121.7%
Other Operating Revenue (Expenses)	2	(2)	-	(74)	11	-
Total Operating Expenses	(1,351)	(1,142)	18.3%	(4,069)	(3,620)	12.4%
% of Net Revenue	21.3%	21.2%	10bps	22.1%	22.3%	-20bps
Depreciation (Logistic)	9	11	-14.2%	25	32	-21.3%
EBITDA	490	316	55.2%	1,191	824	44.5%
EBITDA Margin	7.7%	5.9%	180bps	6.5%	5.1%	140bps
Adjusted EBITDA	488	318	53.5%	1,264	813	55.5%
Adjusted EBITDA Margin	7.7%	5.9%	180bps	6.9%	5.0%	190bps

The Company registered accelerated growth during yet another quarter, which was the result of the sharp growth registered by Casas Bahia, Pontofrio and e-commerce stores and signalization of  market share gains in the period.

EBITDA margin increased 180 basis points, due to the increase in gross margin, in turn driven by the regionalization of product deliveries by suppliers at the Distribution Centers (DC), optimization of the furniture assembling team, partial outsourcing of the fleet and improvement of processes at the DCs, coupled with an improved sales mix and higher penetration of service sales. Gross margin increased despite the higher share of sales by Nova Pontocom, whose gross margin is lower than that of brick-and-mortar stores.

As reported in the 3Q12 earnings release, revenues of R$26 million were booked in the operating expenses, relating to the reimbursement of legal expenses to related parties. For better comparison, the following changes on operating expenses will do not consider this effect.

There was an improve of 40 basis points in the operating expenses as a percentage of net revenue in 3Q13 (21.3%) compared to 3Q12 (21.7%), positively influenced by the outsourcing of contracts and administrative expenses optimization and reduced IT expenses.

In 9M13, EBITDA totaled R$1.191 billion, with margin of 6.5%. Adjusted EBITDA, excluding operating income and expenses, totaled R$1.264 billion, with margin of 6.9%, an increase of 190 basis points over 9M12.

Indebtedness

	GPA Consolidated
(R$ million)	09.30.2013	09.30.2012

Short Term Debt	(2,228)	(2,435)
Loans and Financing	(1,124)	(1,586)
Debentures	(1,104)	(848)
Long Term Debt	(4,621)	(5,657)
Loans and Financing	(1,724)	(1,831)
Debentures	(2,897)	(3,827)
Total Gross Debt	(6,849)	(8,092)
Cash(1)	4,803	5,551
Net Debt	(2,046)	(2,541)
EBITDA (1)	3,839	3,362
Net Debt / EBITDA(1)	0.53x	0.75x
Payment book - short term	(2,521)	(2,277)
Payment book - long term	(120)	(112)
Net Debt with payment book	(4,687)	(4,930)
Net Debt / EBITDA(1)	1.22x	1.46x
(1) Include real est at e project s.EBITDA f or the last 12 mont hs.

Net debt, including Viavarejo’s payment book operation, totaled R$4.687 billion at the end of September. Approximately 70% of loans, financing and debentures mature in over 12 months. The Company continues to reduce its gross debt.

The net debt/EBITDA ratio stood at 1.22x on September 30, 2013 compared to 1.46x on September 30, 2013. At the end of September, the Company had cash reserves close to R$4.8 billion. For further information, refer to the Cash Flow section.

Financial Result

	GPA Consolidated (ex. real estate projects)
(R$ million)	3Q13	3Q13	Δ	9M13	9M12	Δ

Financial Revenue	146	163	-10.6%	416	459	-9.4%
Financial Expenses	(457)	(435)	5.2%	(1,282)	(1,352)	-5.2%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(866)	(892)	-3.0%
% of Net Revenue	2.2%	2.2%	0bps	2.1%	2.5%	-40bps
Charges on Net Bank Debt	(60)	(63)	-4.7%	(169)	(185)	-8.3%
Cost of Discount of Receivables of Payment Book	(68)	(66)	3.1%	(192)	(219)	-12.4%
Cost of Discount of Receivables of Credit Card	(157)	(105)	50.5%	(417)	(369)	12.9%
Restatement of Other Assets and Liabilities	(26)	(38)	-31.8%	(88)	(120)	-26.8%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(866)	(892)	-3.0%

The ratio of net financial result to net revenue was stable in relation to the previous quarter (2.2%), despite the increase in the Selic base interest rate between the periods.

The net financial result was basically composed of the following items:

▪  Charges on net debt of R$60 million, down 4.7%, mainly due to the cash flow at Viavarejo;

▪  Cost of sale of receivables of payment book of R$68 million, practically stable in relation to 3Q12, with the average sales term remaining unchanged;

▪  Cost of sale of receivables of cards of R$157 million, up 50.5% over 3Q12. This increase is mainly due to the larger amount of receivables sold, aligned with the revenue growth, added to the basic interest rate increase (measured by the average overnight rate – CDI), which grew approximately 25% between 3Q12 and 3Q13.

Total discount of receivables (cards and payment books) increased 14.5%, from R$7.6 billion in 3Q12 to R$8.7 billion in 3Q13, in line with revenue growth and basic interest rate increase, as mentioned above.

Net Income

		GPA Consolidated (ex. real estate projects)

(R$ million)	3Q13	3Q12	Δ	9M13	9M21	Δ

EBITDA	1,036	795	30.4%	2,507	2,273	10.3%
Depreciation (Logistic)	(21)	(21)	-4.4%	(57)	(62)	-7.7%
Depreciation and Amortization	(201)	(204)	-1.4%	(591)	(555)	6.4%
Net Financial Revenue (Expenses)	(312)	(278)	12.3%	(866)	(898)	-3.6%
Income Before Income Tax	503	292	72.4%	993	758	31.1%
Income Tax	(147)	(87)	67.7%	(285)	(244)	16.7%
Company's net income	357	204	74.5%	709	514	38.0%
Net Margin	2.5%	1.7%	80bps	1.7%	1.4%	30bps
Total Nonrecurring	16	25	-36.6%	374	14	2.6%
Income Tax from Nonrecurring	(5)	(7)		(106)	(2)
Adjusted Net Income	367	223	64.7%	978	525	86.2%
Adjusted Net Margin	2.6%	1.8%	80bps	2.4%	1.4%	100bps

Net income was R$357 million in 3Q13, 74.5% higher than in the same period last year, with net margin of 2.5%. Both businesses posted an increase in net income this quarter, 29.0% growth in GPA Food and 165.9% growth in Viavarejo.

In 9M13, adjusted net income increased 86.2% to R$978 million. The increase is due to sales growth, store openings at GPA Food and improved profitability at Viavarejo.

Simplified Cash Flow

		GPA Consolidated

(R$ million)	3Q13	3Q12	9M13	9M12

Cash Balance at beginning of period	5,037	5,473	7,086	4,970
Cash Flow from operating activities	208	575	810	636
EBITDA	1,036	795	2,507	2,371
Cost of Discount of Receivables	(226)	(171)	(608)	(588)
Working Capital	(732)	(160)	(1,123)	(942)
Assets and Liabilities Variation	129	112	35	(205)
Cash Flow from Investment Activities	(515)	(339)	(1,289)	(883)
Net Investment	(443)	(292)	(1,226)	(840)
Aquisition and Others	(71)	(46)	(63)	(43)
Change on net cash after investments	(307)	236	(479)	(247)
Cash Flow from Financing Activities	50	(159)	(1,827)	828
Dividends Payments and Others	(33)	(28)	(234)	(159)
Net Proceeds	83	(131)	(1,593)	986
Change on net cash	(257)	77	(2,306)	581
Cash Balance at end of period	4,780	5,551	4,780	5,551

Cash balance at the end of 3Q13 was R$4.780 billion. The decrease of R$771 million reflects the payment of loans, debentures and dividends. As mentioned in previous periods, the Company did not need to refinance its existing debt or contract new debt.

Capex

	GPA Consolidated						GPA Food			Viavarejo
(R$ million)	3Q13	3Q12	Δ	9M13	9M12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ

New stores and land acquisition	169	127	32.8%	570	359	58.8%	155	91	71.2%	14	37	-61.9%
Store renovations and conversions	120	166	-27.6%	359	364	-1.2%	81	151	-46.4%	40	15	174.6%
Infrastructure and Others	156	112	39.3%	368	316	16.5%	93	74	26.1%	63	38	64.9%
Total	446	405	10.1%	1,297	1,038	24.9%	328	316	3.9%	117	89	30.6%

Consolidated investments totaled R$446 million in 3Q13, up 10.1% over 3Q12, mainly due to the opening of new stores and land acquisition, which received 37.9% of the investments made in the period. Compared to the same period in 2012, the amount was 32.8% higher. As explained in the previous sections, 20 new stores were opened in 3Q13: 12 Minimercado Extra, three Ponto Frio, two Assaí, two Casas Bahia and one Pão de Açúcar. As a result, a total of 20,000 square meters of sales area were added to GPA Consolidated in the period. In the last 9 months, sales area expanded by 2.8%.

Investments in GPA Food totaled R$328 million in 3Q13, up 3.9% over 3Q12. Of the total capex, 47.3% went towards opening new stores and acquiring land, reflecting the Company’s strategy of spurring organic growth for this operation.

The Company reaffirms its commitment to the area expansion guidance of over 6% for GPA Food and from 2% to 3% for Viavarejo for 2013, which does not include the Settlement (Termo de Compromisso de Desempenho - TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) of selling 74 stores.

For 2013, the Company plans to invest up to R$2 billion, as approved at General Shareholders Meeting.

Dividends

In a meeting held on October 16, 2013, the Board of Directors approved the distribution of interim dividends based on the net income recorded in the balance sheet of September 30, 2013, amounting to R$33.2 million, equivalent to R$0.13 per preferred share and R$0.118182 per common share. Shareholders of record at the close of October 25, 2013 were entitled to the dividends. As of October 28, 2013, shares will be traded ex-dividends. Dividends will be paid on November 7, 2013.

Subsequent Events

Approval from CADE for the swap of shareholding interest between Casino Guichard-Perrachon and Península Participações S.A.

On September 6, the Company disclosed the letter received from Casino Guichard-Perrachon (“Casino Group”) and Mr. Abilio dos Santos Diniz (“Group AD”) informing of the execution of a Private Instrument of Transaction and Waiver of Rights, by which the parties agreed to transact all and any dispute, claim or litigation related to their company in Brazil, particularly as the shareholders of Wilkes Participações S.A. (“Wilkes”) and CBD.

Among other matters, the agreement established the swap of 19,375,000 preferred shares issued by CBD and held by the Casino Group in consideration for 19,375,000 common shares issued by Wilkes and held by the Group AD. For further information, see the Material Fact notice disclosed on September 6, 2013.

On October 2, Brazil's antitrust agency CADE approved the transfer of 11,229,075 shares without restriction.

Appendix I - Definitions used in this document

Company’s Business: The Company’s business is divided into four segments - food retail, cash and carry, electronics and home appliances retail (brick-and-mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store basis in the first 12 months of operation.

Growth and changes: The growth and changes shown in this document refer to the variation compared to the same period in the previous year, except when indicated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM). As from 1Q13, the depreciation recognized in the cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be excluded from the calculation of EBITDA.

Adjusted EBITDA: Profitability measure calculated by EBITDA excluding Other Operating Income and Expenses. Management uses this measure because it reflects more faithfully the result of the Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise the comparability and analysis of results.

Adjusted net income: Profitability measure calculated as net income excluding Other Operating Income and Expenses, discounting the effects of Income and Social Contribution Taxes. Management uses this measure because it reflects more faithfully the result of the Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS
		GPA Consolidated			GPA Food
(R$ million)	09.30.2013	06.30.2013	09.30.2012	09.30.2013	06.30.2013	09.30.2012
Current Assets	14,849	14,910	16,757	6,336	6,566	8,875
Cash and Marketable Securities	4,803	5,060	5,551	2,492	2,707	4,299
Accounts Receivable	2,365	2,501	2,381	207	326	323
Credit Cards	235	343	486	108	191	217
Payment book	2,149	2,127	1,947	-	-	-
Sales Vouchers and Others	200	230	133	84	119	94
Allowance for Doubtful Accounts	(233)	(214)	(198)	(0)	(0)	(0)
Resulting from Commercial Agreements	15	15	13	15	15	13
Receivables Fund (FIDC)	-	-	2,473	-	-	1,086
Inventories	6,252	5,896	5,185	3,158	2,992	2,795
Recoverable Taxes	976	958	802	273	317	214
Noncurrent Assets for Sale	52	51	-	25	25	-
Expenses in Advance and Other Accounts Receivable	401	443	367	180	199	158
Noncurrent Assets	18,726	18,492	17,574	15,516	15,333	14,484
Long-Term Assets	4,741	4,716	4,532	2,852	2,806	2,635
Accounts Receivables	113	99	95	-	-	-
Payment Book	107	99	103	-	-	-
Others	16	8	-	-	-	-
Allowance for Doubtful Accounts	(9)	(8)	(8)	-	-	-
Inventories	172	172	111	172	172	111
Recoverable Taxes	1,244	1,258	1,122	292	261	267
Financial Instruments - Option to Call	362	361	356	362	361	356
Deferred Income Tax and Social Contribution	1,025	1,057	1,159	379	387	411
Amounts Receivable from Related Parties	200	199	169	308	314	185
Judicial Deposits	998	950	938	732	714	754
Expenses in Advance and Others	626	619	581	606	596	552
Investments	390	374	366	290	280	269
Property and Equipment	8,660	8,506	7,734	7,589	7,485	6,757
Intangible Assets	4,936	4,897	4,942	4,786	4,761	4,823
TOTAL ASSETS	33,576	33,402	34,331	21,852	21,899	23,359

LIABILITIES
		GPA Consolidated			GPA Food
	09.30.2013	06.30.2013	09.30.2012	09.30.2013	06.30.2013	09.30.2012
Current Liabilities	13,235	13,310	11,467	6,453	6,573	6,081
Suppliers	5,682	5,857	4,503	2,638	2,716	2,300
Loans and Financing	1,124	1,083	1,586	1,028	1,005	1,420
Payment Book (CDCI)	2,521	2,463	2,277	-	-	-
Debentures	1,104	1,029	848	1,089	1,016	731
Payroll and Related Charges	939	776	965	496	397	462
Taxes and Social Contribution Payable	602	586	162	169	143	73
Dividends Proposed	100	1	1	1	1	1
Financing for Purchase of Fixed Assets	54	102	1	54	102	1
Rents	50	48	44	50	48	44
Acquisition of Companies	68	68	61	68	68	61
Debt with Related Parties	35	49	60	426	426	550
Advertisement	69	82	76	34	47	33
Provision for Restructuring	1	3	13	1	3	13
Tax Payments	142	143	162	139	139	159
Advanced Revenue	83	85	78	7	9	6
Others	660	935	631	253	451	228
Long-Term Liabilities	8,688	8,672	12,166	7,019	7,096	9,347
Loans and Financing	1,724	1,649	1,831	1,621	1,637	1,742
Payment Book (CDCI)	120	108	112	-	-	-
Receivables Fund (FIDC)	-	-	2,488	-	-	1,218
Debentures	2,897	2,896	3,827	2,098	2,096	3,027
Acquisition of Companies	106	163	150	106	163	150
Deferred Income Tax and Social Contribution	1,090	1,111	1,108	1,086	1,108	1,108
Tax Installments	1,091	1,109	1,228	1,051	1,068	1,186
Provision for Contingencies	1,101	1,078	752	885	869	580
Advanced Revenue	430	441	365	45	40	29
Others	129	116	307	127	115	307
Shareholders' Equity	11,652	11,421	10,698	8,380	8,230	7,931
Capital	6,760	6,759	6,702	4,983	5,077	5,241
Capital Reserves	220	214	211	220	214	211
Profit Reserves	2,050	1,801	1,308	2,050	1,801	1,308
Minority Interest	2,623	2,647	2,477	1,126	1,138	1,171
TOTAL LIABILITIES	33,576	33,402	34,331	21,852	21,899	23,359

	INCOME STATEMENT

	GPA Consolidated			GPA Consolidated			GPA Food			Food Retail			Cash and Carry			Viavarejo
		IFRS		(ex. real estate projects)			(ex. real estate projects)			(ex. real estate projects)

R$ - Million	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ
Gross Revenue	15,720	13,666	15.0%	15,720	13,666	15.0%	8,448	7,484	12.9%	6,711	6,219	7.9%	1,738	1,265	37.4%	7,272	6,182	17.6%
Net Revenue	14,077	12,155	15.8%	14,077	12,155	15.8%	7,744	6,761	14.5%	6,147	5,606	9.6%	1,598	1,155	38.4%	6,333	5,394	17.4%
Cost of Goods Sold	(10,335)	(8,943)	15.6%	(10,335)	(8,943)	15.6%	(5,844)	(5,006)	16.7%	(4,468)	(4,016)	11.2%	(1,376)	(990)	39.0%	(4,492)	(3,937)	14.1%
Depreciation (Logistic)	(21)	(21)	-4.4%	(21)	(21)	-4.4%	(11)	(10)	6.5%	(11)	(10)	5.4%	(0)	(0)	-	(9)	(11)	-14.2%
Gross Profit	3,721	3,191	16.6%	3,721	3,191	16.6%	1,890	1,744	8.3%	1,668	1,580	5.6%	221	164	34.8%	1,832	1,446	26.6%
Selling Expenses	(2,330)	(2,032)	14.7%	(2,330)	(2,032)	14.7%	(1,143)	(1,044)	9.5%	(995)	(939)	6.0%	(148)	(105)	41.1%	(1,187)	(988)	20.1%
General and Administrative Expenses	(375)	(370)	1.3%	(375)	(370)	1.3%	(203)	(215)	-5.3%	(183)	(199)	-8.0%	(21)	(16)	29.2%	(171)	(155)	10.5%
Equity Income	16	10	60.9%	16	10	60.9%	10	6	67.4%	10	6	67.4%	-	-	-	6	4	50.3%
Other Operating Revenue (Expenses)	(16)	(25)	-36.6%	(16)	(25)	-36.6%	(18)	(23)	-22.4%	(18)	(22)	-21.2%	(0)	(1)	-58.6%	2	(2)	-
Total Operating Expenses	(2,705)	(2,418)	11.9%	(2,705)	(2,418)	11.9%	(1,354)	(1,276)	6.2%	(1,185)	(1,154)	2.7%	(169)	(122)	38.9%	(1,351)	(1,142)	18.3%
Depreciation and Amortization	(201)	(204)	-1.4%	(201)	(204)	-1.4%	(170)	(154)	10.4%	(155)	(143)	8.9%	(14)	(11)	29.8%	(31)	(50)	-37.5%
Earnings before interest and Taxes - EBIT	815	569	43.1%	815	569	43.1%	366	315	16.1%	328	284	15.6%	38	31	20.6%	449	254	76.6%
Financial Revenue	146	163	-10.6%	146	157	-7.4%	90	121	-25.9%	84	115	-26.4%	5	6	-17.1%	66	44	49.8%
Financial Expenses	(457)	(435)	5.2%	(457)	(435)	5.2v%	(222)	(243)	-8.8%	(210)	(229)	-8.3%	(12)	(14)	-16.7%	(245)	(199)	23.1%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(312)	(278)	12.3%	(132)	(122)	8.2%	(125)	(114)	10.0%	(7)	(8)	-16.4%	(179)	(155)	15.5%
Income Before Income Tax	503	297	69.2%	503	292	72.4%	234	193	21.1%	203	170	19.4%	31	23	33.9%	270	99	172.4%
Income Tax	(147)	(87)	67.7%	(147)	(87)	67.7%	(58)	(56)	2.1%	(47)	(49)	-3.5%	(10)	(8)	38.3%	(89)	(31)	186.5%
Net Income - Company	357	210	69.8%	357	204	74.5%	176	136	29.0%	156	121	28.6%	20	15	31.8%	181	68	165.9%
Minority Interest - Noncontrolling	74	21	2.49	74	21	2.49	(12)	(12)	4.1%	(12)	(12)	4.1%	-	-	-	87	33	162.3%
Net Income - Controlling Shareholders (1)	282.1	189	49.6%	282	183	54.1%	187	148	0.26	168	133	0.26	20	15	31.8%	94	35	169.2%
Net Income per Share	1.07	0.72	48.6%
Nº of shares (million) ex-treasury shares (2)	264	262	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,036	795	30.4%	1,036	795	30.4%	546	479	14.1%	494	437	13.2%	52	42	23.3%	490	316	55.2%
Adjusted EBITDA	1,052	820	28.3%	1,052	820	28.3%	564	502	12.4%	512	459	11.5%	52	43	21.8%	488	318	53.5%

	GPA Consolidated		GPA Consolidated		GPA Food		Food Retail		Cash and Carry		Viavarejo
% of Net Revenue	IFRS		(ex. real estate projects)		(ex. real estate projects)		(ex. real estate projects)
	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12
Gross Profit	26.4%	26.3%	26.4%	26.3%	24.4%	25.8%	27.1%	28.2%	13.8%	14.2%	28.9%	26.8%
Selling Expenses	16.6%	16.7%	16.6%	16.7%	14.8%	15.4%	16.2%	16.7%	9.3%	9.1%	18.8%	18.3%
General and Administrative Expenses	2.7%	3.0%	2.7%	3.0%	2.6%	3.2%	3.0%	3.5%	1.3%	1.4%	2.7%	2.9%
Equity Income	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%
Other Operating Revenue (Expenses)	-0.1%	-0.2%	-0.1%	-0.2%	-0.2%	-0.3%	-0.3%	-0.4%	0.0%	-0.1%	0.0%	0.0%
Total Operating Expenses	19.2%	19.9%	19.2%	19.9%	17.5%	18.9%	19.3%	20.6%	10.6%	10.6%	21.3%	21.2%
Depreciation and Amortization	-1.4%	-1.7%	1.4%	1.7%	2.2%	2.3%	2.5%	2.5%	0.9%	1.0%	0.5%	0.9%
EBIT	-1.4%	-1.7%	5.8%	4.7%	4.7%	4.7%	5.3%	5.1%	2.3%	2.7%	7.1%	4.7%
Net Financial Revenue (Expenses)	2.2%	2.2%	2.2%	2.3%	1.7%	1.8%	2.0%	2.0%	0.4%	0.7%	2.8%	2.9%
Income Before Income Tax	3.6%	2.4%	3.6%	2.4%	-3.0%	2.9%	-3.3%	3.0%	1.9%	2.0%	4.3%	1.8%
Income Tax	1.0%	0.7%	1.0%	0.7%	-0.7%	0.8%	-0.8%	0.9%	0.7%	0.7%	1.4%	0.6%
Net Income - Company	2.5%	1.7%	2.5%	1.7%	2.3%	2.0%	2.5%	2.2%	1.3%	1.3%	2.9%	1.3%
Minority Interest - noncontrolling	0.5%	-0.2%	0.5%	-0.2%	0.2%	0.2%	0.2%	0.2%	0.0%	0.0%	1.4%	0.6%
Net Income - Controlling Shareholders(1)	2.0%	1.6	2.0%	1.5%	2.4%	2.2%	-2.7%	2.4%	1.3%	1.3%	1.5%	0.6%
EBITDA	7.4%	6.5	7.4%	6.5%	7.1%	7.1%	8.0%	7.8%	3.3%	3.7%	7.7%	5.9%
Adjusted EBITDA	7.5%	6.7	7.5%	6.7%	7.3%	7.4%	8.3%	8.2%	3.3%	3.7%	7.7%	5.9%
(1) Net Income after noncontrolling shareholders
(2) Weighted average number of shares during the period.

								INCOME STATEMENT

	GPA Consolidated			GPA Consolidated				GPA Food		Food Retail			Cash and Carry				Viavarejo
		IFRS		(ex. real estate projects)			(ex. real estate projects)			(ex. real estate projects)

R$ - Million	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ	3Q13	3Q12	Δ
Gross Revenue	15,720	13,666	15.0%	15,720	13,666	15.0%	8,448	7,484	12.9%	6,711	6,219	7.9%	1,738	1,265	37.4%	7,272	6,182	17.6%
Net Revenue	14,077	12,155	15.8%	14,077	12,155	15.8%	7,744	6,761	14.5%	6,147	5,606	9.6%	1,598	1,155	38.4%	6,333	5,394	17.4%
Cost of Goods Sold	(10,335)	(8,943)	15.6%	(10,335)	(8,943)	15.6%	(5,844)	(5,006)	16.7%	(4,468)	(4,016)	11.2%	(1,376)	(990)	39.0%	(4,492)	(3,937)	14.1%
Depreciation (Logistic)	(21)	(21)	-4.4%	(21)	(21)	-4.4%	(11)	(10)	6.5%	(11)	(10)	5.4%	(0)	(0)	-	(9)	(11	-14.2%
Gross Profit	3,721	3,191	16.6%	3,721	3,191	16.6%	1,890	1,744	8.3%	1,668	1,580	5.6%	221	164	34.8%	1,832	1,446	26.6%
Selling Expenses	(2,330)	(2,032)	14.7%	(2,330)	(2,032)	14.7%	(1,143)	(1,044)	9.5%	(995)	(939)	6.0%	(148)	(105)	41.1%	(1,187)	(988)	20.1%
General and Administrative Expenses	(375)	(370)	1.3%	(375)	(370)	1.3%	(203)	(215)	-5.3%	(183)	(199)	-8.0%	(21)	(16)	29.2%	(171)	(155)	10.5%
Equity Income	16	10	60.9%	16	10	60.9%	10	6	67.4%	10	6	67.4%	-	-	-	6	4	50.3%
Other Operating Revenue (Expenses)	(16)	(25)	-36.6%	(16)	(25)	-36.6%	(18)	(23)	-22.4%	(18)	(22)	-21.2%	(0)	(1)	-58.6%	2	(2)	-
Total Operating Expenses	(2,705)	(2,418)	11.9%	(2,705)	(2,418)	11.9%	(1,354)	(1,276)	6.2%	(1,185)	(1,154)	2.7%	(169)	(122)	38.9%	(1,351)	(1,142)	18.3%
Depreciation and Amortization	(201)	(204)	-1.4%	(201)	(204)	-1.4%	(170)	(154)	10.4%	(155)	(143)	8.9%	(14)	(11)	29.8%	(31)	(50)	-37.5%
Earnings before interest and Taxes - EBIT	815	569	43.1%	815	569	43.1%	366	315	16.1%	328	284	15.6%	38	31	20.6%	449	254	76.6%
Financial Revenue	146	163	-10.6%	146	157	-7.4%	90	121	-25.9%	84	115	-26.4%	5	6	-17.1%	66	44	49.8%
Financial Expenses	(457)	(435)	5.2%	(457)	(435)	5.2%	(222)	(243)	-8.8%	(210)	(229)	-8.3%	(12)	(14)	-16.7%	(245)	(199)	23.1%
Net Financial Revenue (Expenses)	(312)	(272)	14.6%	(312)	(278)	12.3%	(132)	(122)	8.2%	(125)	(114)	10.0%	(7)	(8)	-16.4%	(179)	(155)	15.5%
Income Before Income Tax	503	297	69.2%	503	292	72.4%	234	193	21.1%	203	170	19.4%	31	23	33.9%	270	99	172.4%
Income Tax	(147)	(87)	67.7%	(147)	(87)	67.7%	(58)	(56)	2.1%	(47)	(49)	-3.5%	(10)	(8)	38.3%	(89)	(31)	186.5%
Net Income - Company	357	210	69.8%	357	204	74.5%	176	136	29.0%	156	121	28.6%	20	15	31.8%	181	68	165.9%
Minority Interest - Noncontrolling	74	21	2.49%	74	21	2.49	(12)	(12)	4.1%	(12)	(12)	4.1%	-	-	-	87	33	162.3%
Net Income - Controlling Shareholders (1)	282.1	189	49.6%	282	183	54.1%	187	148	0.26%	168	133	0.26	20	15	31.8%	94	35	169.2%
Net Income per Share	1.07	0.72	48.6%
Nº of shares (million) ex-treasury shares (2)	264	262	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,036	795	30.4%	1,036	795	30.4%	546	479	14.1%	494	437	13.2%	52	42	23.3%	490	316	55.2%
Adjusted EBITDA	1,052	820	28.3%	1,052	820	28.3%	564	502	12.4%	512	459	11.5%	52	43	21.8%	488	318	53.5%

	GPA Consolidated IFRS		GPA Consolidated (ex. real estate projects)		GPA Food (ex. real estate projects)		Food Retail (ex. real estate projects)		Cash and Carry		Viavarejo
% of Net Revenue
	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12	3Q13	3Q12
Gross Profit	26.4%	26.3%	26.4%	26.3%	24.4%	25.8%	27.1%	28.2%	13.8%	14.2%	28.9%	26.8%
Selling Expenses	16.6%	16.7%	16.6%	16.7%	14.8%	15.4%	16.2%	16.7%	9.3%	9.1%	18.8%	18.3%
General and Administrative Expenses	2.7%	3.0%	2.7%	3.0%	2.6%	3.2%	3.0%	3.5%	1.3%	1.4%	2.7%	2.9%
Equity Income	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%
Other Operating Revenue (Expenses)	-0.1%	-0.2%	-0.1%	-0.2%	-0.2%	-0.3%	-0.3%	-0.4%	0.0%	-0.1%	0.0%	0.0%
Total Operating Expenses	19.2%	19.9%	19.2%	19.9%	17.5%	18.9%	19.3%	20.6%	10.6%	10.6%	21.3%	21.2%
Depreciation and Amortization	-1.4%	-1.7%	1.4%	1.7%	2.2%	2.3%	2.5%	2.5%	0.9%	1.0%	0.5%	0.9%
EBIT	-1.4%	-1.7%	5.8%	4.7%	4.7%	4.7%	5.3%	5.1%	2.3%	2.7%	7.1%	4.7%
Net Financial Revenue (Expenses)	2.2%	2.2%	2.2%	2.3%	1.7%	1.8%	2.0%	2.0%	0.4%	0.7%	2.8%	2.9%
Income Before Income Tax	3.6%	2.4%	3.6%	2.4%	-3.0%	2.9%	-3.3%	3.0%	1.9%	2.0%	4.3%	1.8%
Income Tax	1.0%	0.7%	1.0%	0.7%	-0.7%	0.8%	-0.8%	0.9%	0.7%	0.7%	1.4%	0.6%
Net Income - Company	2.5%	1.7%	2.5%	1.7%	2.3%	2.0%	2.5%	2.2%	1.3%	1.3%	2.9%	1.3%
Minority Interest - noncontrolling	0.5%	-0.2%	0.5%	-0.2%	0.2%	0.2%	0.2%	0.2%	0.0%	0.0%	1.4%	0.6%
Net Income - Controlling Shareholders(1)	2.0%	1.6%	2.0%	1.5%	2.4%	2.2%	-2.7%	2.4%	1.3%	1.3%	1.5%	0.6%
EBITDA	7.4%	6.5%	7.4%	6.5%	7.1%	7.1%	8.0%	7.8%	3.3%	3.7%	7.7%	5.9%
Adjusted EBITDA	7.5%	6.7%	7.5%	6.7%	7.3%	7.4%	8.3%	8.2%	3.3%	3.7%	7.7%	5.9%
(1) Net Income after noncontrolling shareholders (2) Weighted average number of shares during the period.

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	09.30.2013	09.30.2012
Net Income for the period	709	617
Adjustment for Reconciliation of Net Income
Deferred Income Tax	6	84
Income of Permanent Assets Written-Off	6	9
Depreciation and Amortization	648	617
Interests and Exchange Variation	700	903
Adjustment to Present Value	7	(22)
Equity Income	(28)	(12)
Provision for Contingencies	310	57
Provision for low and losses of fixed assets	3	(23)
Share-Based Compensation	30	28
Allowance for Doubtful Accounts	351	205
Net profit/loss on shareholder interest	-	(24)
Provision for Obsolescence and Retail Loss	(10)	29
Swap revenue	-	(97)
Deferred Revenue	(41)	-
Extraordinary Expenses	188	-
	2,878	2,371
Asset (Increase) Decreases
Financial Investments	(23)	-
Accounts Receivable	(77)	14
Inventories	(497)	336
Taxes recoverable	(153)	(441)
Financial Instrument	-	(51)
Other assets	(91)	(59)
Related Parties	(94)	(57)
Judicial Deposits	(194)	(125)
	(1,130)	(382)
Liability (Increase) Decrease
Suppliers	(549)	(1,293)
Payroll and Charges	210	206
Taxes and Contribuitions	(184)	(237)
Other Accounts Payable	(372)	14
Lawsuits	(43)	(43)
	(938)	(1,353)
Net Cash Generated from (Used in) Operating Activities	810	636

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	GPA Consolidated
(R$ million)	09.30.2013	09.30.2012

Companies Acquisition	(63)	(43)
Capital Increase in Subsidiaries	-	-
Acquisition of Property and Equipment	(1,158)	(838)
Increase Intangible Assets	(140)	(47)
Sales of Property and Equipment	71	45
Net Cash Acquisition	-	0

Net Cash Flow Investment Activities	(1,289)	(883)

Cash Flow from Financing Activities	-	-
Increase (Decrease) of Capital	12	13
Funding and Refinancing	3,877	5,694
Payments	(5,042)	(4,498)
Interest Paid	(440)	(223)
Dividend Payments	(234)	(159)

Net Cash Generated from (used in) Financing Activities	(1,827)	828

Cash and Cash Equivalents at the Beginning of the Year	7,086	4,970
Cash and Cash Equivalents at the End of the Year	4,780	5,551
Change in Cash and Cash Equivalent	(2,306)	581

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q13%		3Q12%		Δ	9M13%		9M12%		Δ

Pão de Açúcar	1,539	9.8%	1,383	10.1%	11.3%	4,518	9.9%	4,105	10.1%	10.1%
Extra Hiper	3,427	21.8%	3,271	23.9%	4.8%	10,236	22.4%	9,943	24.3%	3.0%
Minimercado Extra	122	0.8%	64	0.5%	89.1%	318	0.7%	172	0.4%	84.6%
Extra Supermercado	1,217	7.7%	1,113	8.1%	9.4%	3,619	7.9%	3,341	8.2%	8.3%
Assaí	1,738	11.1%	1,265	9.3%	37.4%	4,723	10.4%	3,538	8.7%	33.5%
Others Business (1)	405	2.6%	388	2.8%	4.6%	1,167	2.6%	1,095	2.7%	6.6%
GPA Food	8,448	53.7%	7,484	54.8%	12.9%	24,581	53.9%	22,193	54.3%	10.8%
Real Estate Projects	-	-	-	-	-	-	-	98	0.2%	-
Pontofrio	1,472	9.4%	1,320	9.7%	11.5%	4,388	9.6%	3,978	9.7%	10.3%
Casas Bahia	4,590	29.2%	4,021	29.4%	14.1%	13,432	29.4%	11,996	29.4%	12.0%
Nova Pontocom	1,210	7.7%	841	6.2%	43.9%	3,223	7.1%	2,572	6.3%	25.3%
Viavarejo (2)	7,272	46.3%	6,182	45.2%	17.6%	21,042	46.1%	18,546	45.4%	13.5%
GPA Consolidated	15,720	100.0%	13,666	100.0%	15.0%	45,623	100.0%	40,837	100.0%	11.7%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q13%		3Q12%		Δ	9M13%		9M12%		Δ

Pão de Açúcar	1,404	10.0%	1,241	10.2%	13.1%	4,106	10.1%	3,686	10.1%	11.4%
Extra Hiper	3,096	22.0%	2,909	23.9%	6.4%	9,203	22.5%	8,832	24.3%	4.2%
Minimercado Extra	115	0.8%	60	0.5%	90.8%	298	0.7%	160	0.4%	85.8%
Extra Supermercado	1,131	8.0%	1,016	8.4%	11.3%	3,349	8.2%	3,047	8.4%	9.9%
Assaí	1,598	11.3%	1,154	9.5%	38.4%	4,336	10.6%	3,232	8.9%	34.1%
Others Business (1)	402	2.9%	380	3.1%	5.6%	1,156	2.8%	1,082	3.0%	6.9%
GPA Food	7,744	55.0%	6,761	55.6%	14.5%	22,448	55.0%	20,039	55.1%	12.0%
Real Estate Projects	-	-	-	-	-	-	-	98	0.3%	-
Pontofrio	1,275	9.1%	1,155	9.5%	10.4%	3,810	9.3%	3,483	9.6%	9.4%
Casas Bahia	3,983	28.3%	3,475	28.6%	14.6%	11,703	28.7%	10,379	28.6%	12.8%
Nova Pontocom	1,075	7.6%	764	6.3%	40.7%	2,882	7.1%	2,341	6.4%	23.1%
Viavarejo (2)	6,333	45.0%	5,394	44.4%	17.4%	18,395	45.0%	16,203	44.6%	13.5%
GPA Consolidated	14,077	100.0%	12,155	100.0%	15.8%	40,843	100.0%	36,340	100.0%	12.4%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

SALES BREAKDOWN (% of Net Sales)

		GPA Consolidated				GPA Food
	3Q13	3Q12	9M13	9M12	3Q13	3Q12	9M13	9M12

Cash	42.5%	41.3%	41.8%	41.1%	53.0%	53.4%	53.2%	53.2%
Credit Card	47.2%	47.7%	47.9%	48.4%	38.4%	38.9%	38.4%	39.3%
Food Voucher	4.7%	4.2	4.5%	4.1%	8.5%	7.6%	8.5%	7.4%
Credit	5.7%	6.8%	5.9%	6.6%	0.1%	0.1%	0.1%	0.1%
Post-Dated Checks	0.1%	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%
Payment Book	5.6%	6.7%	5.8%	6.5%	-	-	-	-

	STORES OPENINGS/CLOSINGS BY BANNER
	06/30/2013	Opened	Closed	09/30/2013

Pão de Açúcar	165	1	-	166
Extra Hiper	138	-	-	138
Extra Supermercado	209	-	-	209
Minimercado Extra	141	12	1	152
Assaí	67	2	-	69
Other Business	242	-	-	242
Gas Satation	85	-	-	85
Drugstores	157	-	-	157
GPA Food	962	15	1	976
Pontofrio	395	3	1	397
Casas Bahia	576	2	-	578
GPA Consolidated	1,933	20	2	1,951

Sale Area ('000 m2 )
GPA Food	1,614			1,629
GPA Consolidated	3,026			3,046

# of employees ('000)	153			155

3Q13 Results Conference Call and Webcast

Friday, October 18, 2013

11:00 a.m. (Brasília time) | 10:00 a.m. (NY) | 3:00 p.m. (London)

Conference call in Portuguese (original language)

55 11 2188-0155

Conference call in English (simultaneously translated)

1 646 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

CONTACTS

Investor Relations – GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br | imprensa@casasbahia.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter - Press

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732/ Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia: (11) 3003-8889

The financial information contained in the financial statements is presented in accordance with the accounting practices adopted in Brazil and refers to the third quarter of 2013 (3Q13), except where otherwise noted, with comparisons made over the same period last year.

Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors.

Calculation of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is according to the table on page 6. The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and which were not closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2013 was 5.86%.

About GPA and Viavarejo: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations). Viavarejo’s  operations consist of brick-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens and e-Hub). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.